FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒             Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Acquires the Assets of

Geophysical Research Company

PARIS, France – January 18 2012 –

CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that its subsidiary Sercel has acquired the assets of Geophysical Research Company, LLC (“GRC”). Headquartered in Tulsa, Oklahoma (USA), and established in 1925 by Amerada Petroleum Corporation, GRC is a leading provider of downhole sensors and gauges for the oil and gas industry. With approximately 120 employees, GRC is expecting 2011 revenues in the order of US$22 million.

This acquisition builds upon Sercel’s diversification into the well environment and more specifically the artificial lift market which shows promising growth for the coming years. GRC’s memory gauge business complements Sercel’s existing product offering and geographical coverage.

GRC products will benefit from Sercel’s technology and know-how for new product industrialization as GRC will be launching a number of products within the next two years.

Bob Laird, CEO of GRC stated “On behalf of GRC, our customers and employees, we are truly excited about being a part of Sercel. We clearly share common core values and the vision of providing our customers with advanced technology and value added solutions to optimize and extend the economic life of their oil and gas producing assets. This acquisition offers GRC leverage in strengthening and expanding our global presence, operational efficiency and technology offering. GRC’s management team will continue in place with Sercel.”

“We look forward to continue to expand and strengthen our footprint in downhole measurements with GRC’s product range,” said Pascal Rouiller, President and CEO of Sercel. “GRC has built a strong reputation and developed a unique expertise for reliable downhole instrumentation”.

About Sercel

Sercel is the world’s leading designer and manufacturer of innovative seismic equipment and reservoir monitoring instruments. Sercel provides oil field service companies and geophysical contractors the widest range of leading-edge technologies for exploration in land, marine, ocean bottom, transition zone and reservoir environments. Employing more than 2000 people worldwide, main Sercel sales offices are located in Houston (USA) and Nantes (France). More information about Sercel is available at www.sercel.com.

About GRC

GRC is a leading systems technology provider of artificial lift, permanent downhole and memory gauge instruments used to optimize production and extend the life of downhole equipment. GRC provides oil field service companies and exploration and production companies on a worldwide basis with integrated monitoring solutions using GRC’s accurate and reliable quartz and capacitance transducers. GRC’s is located in Tulsa, Oklahoma. More information about GRC is available at www.grcamerada.com.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33-16-447-3811	Tel: +1-832-351-8821
E-Mail: invrelparis@cggveritas.com E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 18th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
CFO